Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Time Warner Inc.
Commission File No.: 1-15062

The following is a transcript of a live interview with AT&T CEO Randall Stephenson and Time Warner Inc. CEO Jeff Bewkes posted on the website of the Wall Street Journal on October 25, 2016:

         1               P R O C E E D I N G S

         2               INTRODUCTORY SPEAKER:  All

         3         right, what would you buy if I

         4         gave you 85 billion dollars?  AT&T

         5         just bought Bugs Bunny, Batman,

         6         and the Baratheon family, it's the

         7         deal of the fall, and I'm sure

         8         you've got a lot of questions, and

         9         we've built in some time for that

        10         today.

        11               To get things started let's

        12         bring out the deputy editor in

        13         chief, Rebecca Blumenstein, also

        14         the CEO of AT&T, Randall

        15         Stephenson, and the chairman and

        16         CEO of Time Warner, Jeff Bewkes.

        17               MS. BLUMENSTEIN:  Well,

        18         thanks so much to you both for

        19         coming all the way, after

        20         announcing the biggest media deal

        21         in years.

        22               I -- I want to cut to the

         1         chase:  Time Warner was bought

         2         once before, tell me why it's

         3         going to turn out better this

         4         time.

         5               MR. STEPHENSON:  Well, we

         6         didn't try before, all right?

         7         I'll start there.

         8               But this -- this deal was

         9         about one thing, and that was, how

        10         could we change the game in this

        11         ecosystem, because if there was

        12         ever an environment that was

        13         begging for innovation it is this

        14         environment.

        15               And if you think about

        16         what's happened in this system

        17         literally you have 20 million

        18         households now who have left the

        19         premium content system.  They're

        20         not buying a bundle of premium

        21         content, they're gone, they're not

        22         around, and this is one of the

         1         things we're trying to do, how do

         2         you begin to do something to

         3         access that -- that segment of the

         4         market.

         5               MS. BLUMENSTEIN:  So they've

         6         kind of cut the cord?

         7               MR. STEPHENSON:  Yeah,

         8         they've cut the cord.  They're not

         9         even engaged in the premium

        10         ecosystem anymore.

        11               And then so we're going to

        12         launch, at the end of next month,

        13         November, a product that we think

        14         does this, and that's what this

        15         deal is about, and I think it's

        16         important to understand it, it's

        17         Direct TV Now is what we're

        18         calling it, but this is, for the

        19         first time, a hundred plus premium

        20         channels, all right?  This isn't

        21         the junk nobody wants.  This is a

        22         hundred plus premium channels,

         1         purely over the top, a mobile

         2         centric platform for $35 a month,

         3         all right?  It has all of Jeff's

         4         content, it has all the premium

         5         content that you know and love,

         6         you like to watch, $35 a month,

         7         and that includes your mobile

         8         streaming costs, all right?

         9         Streaming it over the mobile

        10         internet.  So 35 bucks pretty much

        11         all in, we think this is big.  We

        12         think it's a game changer.

        13               MS. BLUMENSTEIN:  So you're

        14         making more news now by announcing

        15         the price point.

        16               MR. STEPHENSON:  We haven't

        17         announced the price point before

        18         but we're announcing it right now.

        19         And as you think about people

        20         saying this is nothing but a way

        21         to increase prices, no, this is a

        22         way to drive pricing down in the

         1         marketplace.  We think this is

         2         really important.

         3               And I think there's

         4         something else that's important,

         5         and it's instructive to how you

         6         consider this deal, and that is:

         7         That would not be possible, we

         8         started trying to develop this

         9         product over a year ago, it would

        10         not be possible had we not done

        11         the Direct TV deal, it would be

        12         impossible, because we had been

        13         trying to do this for the last

        14         three years.

        15               We cannot get the media

        16         companies to participate in this

        17         until we have scale, in fact,

        18         interestingly enough, one of the

        19         last companies to finally come in

        20         to this hundred channel package

        21         was Fox.  They were the last ones

        22         to come in.

         1               And I think what's equally

         2         instructive is one of the first

         3         ones in was NBC Universal, which I

         4         think is ironic, when you think

         5         that the one company that is

         6         vertically integrated, like we're

         7         talking about doing, is one of the

         8         first ones in doing the innovation

         9         in the marketplace.

        10               And I would tell you one of

        11         the other first ones in was this

        12         guy, we got TBS, TNT, all of those

        13         channels we got in early in the

        14         game.  And -- and I think that's a

        15         really important observation, that

        16         if you want to innovate you're

        17         going to have to have scale,

        18         you're going to have to have

        19         content that will allow you to

        20         innovate.

        21               And so to that end, just

        22         considering that, there was a lot

         1         of noise yesterday around what

         2         this new company looks like, and

         3         -- and what people should be

         4         concerned with.

         5               And we have, internally, at

         6         AT&T, that Jeff's team will be

         7         introduced to, we call it our

         8         Magna Carta:  What are the guiding

         9         principles as you put these two

        10         companies together.  And it starts

        11         with, "Dear AT&T executives, with

        12         distribution assets, Direct TV,

        13         our mobility company, number one

        14         principle of the Magna Carta is:

        15         Recognize, Time Warner will

        16         continue to distribute their

        17         content widely and broadly.

        18         You're now going to get exclusive

        19         access to Time Warner content.

        20         They've built a franchise on wide

        21         and broad distribution that's

        22         going to continue.

         1               Time Warner, when you come

         2         in, point number two, our

         3         distribution businesses are going

         4         to continue to distribute a wide

         5         variety of content.  That's what

         6         the customers expect and want, a

         7         hundred channels of premium

         8         content, that will not change.

         9         Time Warner don't expect that to

        10         be premium.

        11               MS. BLUMENSTEIN:  So you're

        12         vowing you're not going to take

        13         any price advantage?

        14               MR. STEPHENSON:  We're

        15         actually trying to bring prices

        16         down, $35, you know, find that in

        17         the marketplace with wireless

        18         streaming, right?

        19               Principle number three, and

        20         this is to the AT&T board, when

        21         you own a news company

        22         independence is sacrosanct.  You

         1         must protect the independent

         2         editorial privileges of that news

         3         organization.  And to the extent

         4         your customers deem otherwise you

         5         damage the brand of a CNN,

         6         specifically.

         7               Fourth is, Time Warner is

         8         going to become the launching pad

         9         for innovation.  Time Warner is

        10         what we're going to try to touch

        11         these third rails that the

        12         industry will not and has not

        13         touched.  It's where we're going

        14         to begin to experiment and test,

        15         how can you bring a la carte

        16         pricing into the ecosystem?  How

        17         can you do that?

        18               I think this is going to be

        19         a really important innovation.

        20         It's also the place where we'll

        21         begin to develop new ad support

        22         models, where you can net $35

         1         price point, these content costs

         2         are not going to be flat.  So how

         3         can we develop new ad models that

         4         will allow us to keep the price

         5         point in check offsetting the

         6         price increases on content?

         7               I think that's really,

         8         really important.  And then last

         9         element of our Magna Carta is:  We

        10         are going to be a head-to-head

        11         nationwide competitor with the

        12         cable ecosystem.

        13               And 5G deployment is a game

        14         changer.  We will be a new

        15         competitor nationwide with 5G.

        16         And so the intent is to bring Time

        17         Warner and AT&T together and

        18         create a very new and a very

        19         different kind of competitor,

        20         nationwide, in the cable

        21         ecosystem.

        22               So that's how we're framing

         1         this, this is what we're trying to

         2         become as a company.

         3               MS. BLUMENSTEIN:  So Jeff,

         4         are you trying to right the

         5         historical wrong of AOL, in part,

         6         here?  You have come out

         7         previously against the

         8         distribution coming together.

         9               MR. BEWKES:  No, no, no,

        10         we're way past that.  I've got to

        11         add an example, if I could, and I

        12         think it will resonate with

        13         everybody here:  It was about

        14         seven years ago that we at Time

        15         Warner we saw that the world

        16         wanted to go to VOD.  We already

        17         had it at HBO.  Richard's here, he

        18         talked this morning, we had done

        19         at VOD at HBO 15 or 20 years ago,

        20         but we knew people wanted it on

        21         every channel.

        22               So we want and literally

         1         unilaterally at Time Warner we put

         2         all our channels out on VOD.  We

         3         gave a contract with no

         4         negotiation, no change, any

         5         distributor, large or small, could

         6         take it, and what did it say?  It

         7         said:  "You can have the right,

         8         cable, telco, satellite, anybody,

         9         you can have the right to have all

        10         our channels on VOD, if you didn't

        11         have it before, you don't pay us

        12         for this, provided, really, one

        13         thing, you don't charge consumers

        14         for it, you don't create a package

        15         where if you pay extra you get it,

        16         another guy doesn't pay he doesn't

        17         get it, it's got to be go -- got

        18         to go to everybody."

        19               And we also said:  "You

        20         can't tie your broadband service

        21         to your video service, because

        22         anybody that's got a video

         1         service, anybody who's paid for"

         2         -- which we all know 80 percent,

         3         90 percent of the people have paid

         4         for CNN, Fox News, et cetera, you

         5         get it, what happened?  Seven

         6         years ago.

         7               So we waited, year after

         8         year we've talked about this, the

         9         old media business, the other

        10         media companies, the distributors,

        11         they didn't offer this to

        12         consumers, even though it was

        13         sitting there for no charge.  Why

        14         not?  Because the old distribution

        15         company they -- some of them did,

        16         we can go through who did it

        17         better than others, but basically

        18         they didn't want to make the plan

        19         investments in what you have to do

        20         to provide that, they didn't have

        21         either the skill or the scale to

        22         do the interfaces, which everybody

         1         out here knows so well is

         2         important when you have more and

         3         more volume of programming you

         4         need a better interface to find it

         5         and recommend it and share it, et

         6         cetera.

         7               So that was on the

         8     distributor side.  But then you look

         9     at the other network companies, they

        10     didn't offer it, either.  Why not?

        11     They were waiting for years for this

        12     renewal negotiation or that renewal

        13     negotiation.  That's not how you

        14     change consumer behavior.

        15               What you want, and we wanted

        16     this seven years ago, we want you to

        17     go to your TV dial or your tablet or

        18     your mobile device and you should be

        19     able to get any network on that, on

        20     demand, because the originators of the

        21     program, whether it's NBC or TNT, or

        22     HBO, we paid for the program.  You

         1     paid for it, you ought to have it,

         2     there's no cost to doing it on DOD.

         3               So now we come to this

         4     stitch, we've made some progress,

         5     there, but you all know what did it

         6     force consumers to do in this interim

         7     period?  They all had to go out and

         8     pay extra money to get library SVOD

         9     services, for the very same

        10     programming that should have been

        11     available on VOD all along.

        12               So we would say, and we've

        13     been saying this since 1995, every

        14     channel in the country, every network

        15     should look like HBO or Netflix.

        16     There's no reason it can't.

        17               And now we have a

        18     distribution platform where we can,

        19     together, put out a launching pad of

        20     services.  And do we want it to be

        21     just our channels?  No.  We want it to

        22     be all the most important channels,

         1     just this way I've described just now.

         2               MS. BLUMENSTEIN:  A question

         3         for both of you:  How much of this

         4         is offense and how much is

         5         defense?  I mean, Randall, your

         6         core business wireless subscribers

         7         are down, ATT subscribers are

         8         down, I mean, is this, in a sense,

         9         almost to vet the company deal?

        10               MR. STEPHENSON:  I don't

        11         know how you characterize it, vet

        12         the company deal, when you buy an

        13         asset like this that is EPS

        14         accretive, cash flow accretive,

        15         enhances dividend coverages, keep

        16         credit metrics that are credit

        17         quality, talk great credit

        18         quality.

        19               So I don't see how you can

        20         characterize that as defensive.

        21         It's just something where you have

        22         customers, you have a known demand

         1         that customers have, this isn't

         2         one of those that you have to do a

         3         lot of guessing and swing for the

         4         fences and hope for the best.

         5               We know what the customers

         6         want.  It's really, really

         7         obvious.  They want premium

         8         content in a mobile environment.

         9         We have had a really difficult

        10         time getting that put together.

        11         It's been really hard.

        12               This is a way where we can

        13         actually begin to move much, much

        14         faster at bringing bundled premium

        15         content over a mobile environment

        16         to our customer.  It's no more

        17         complicated than that.

        18               MS. BLUMENSTEIN:  Regulators

        19         and politicians have come up to me

        20         against the deal.  Donald Trump

        21         has said he would nix it, and

        22         actually went further and said

         1         that he would try to do -- undo

         2         Comcast NBC Universal.  Tim Kaine

         3         has said he has concerns that it

         4         would raise consumer prices.

         5               And there seems to be a

         6         growing sense at the Department of

         7         Justice and the FCC about this

         8         state of mega deals and true

         9         antitrust concerns.

        10               What is -- what is your

        11         response, are you surprised by

        12         this?

        13               MR. STEPHENSON:  Not

        14         surprised.  They're uninformed

        15         comments.

        16   ...(APPLAUSE)...

        17               MR. STEPHENSON:  Anybody --

        18         anybody who characterizes this as

        19         a means to raise prices is

        20         ignoring the basic premise of what

        21         we're trying do here.

        22               Again, a $35 product we

         1         bring into the market to innovate

         2         on and find new ways of bringing

         3         content to customers, that's not a

         4         medium for raising prices.

         5               Also, vertical integrations

         6         are rarely a means for raising

         7         prices.  You're not changing the

         8         market structure in any way,

         9         shape, or form.  You're not

        10         changing the broadband market,

        11         you're not changing the wireless

        12         market.

        13               When we wake up, after this

        14         deal is approved, the wireless

        15         market will look exactly the same

        16         as it does today and the media

        17         market will look the same as it

        18         does today.

        19               So this is not -- this is

        20         not a combination that typically,

        21         you know, gains that kind of

        22         horizontal type merger scrutiny,

         1         in fact, it's really important to

         2         know it is a, by every technical

         3         definition, a vertical merger

         4         integration.  And vertical merger

         5         integrations are historically

         6         approved.

         7               Now, it doesn't mean they're

         8     approved carte blanche.  Regulators

         9     will have some concerns with this, I'm

        10     quite confident they will.  Those

        11     concerns are invariably remedied with

        12     conditions.

        13               So we anticipate there will

        14     be a good, fulsome review and

        15     discussion about this.

        16               MR. BEWKES:  You know, we

        17         ought to talk about advertising,

        18         because if you're looking into

        19         competition this is going to be

        20         extremely helpful to increase

        21         competition in advertising.  And I

        22         think, since we are west of the

         1         mountains, at least where I live,

         2         we all need more competition in

         3         advertising because what we've

         4         been seeing is growing

         5         concentration to a duopoly and

         6         digital enabled advertising.

         7               MS. BLUMENSTEIN:  You're

         8         talking Facebook and Google?

         9               MR. BEWKES:  Yes, I am.  And

        10         I hope some of you -- I know that

        11         the Google and Facebook people,

        12         because we work with them and know

        13         them well, there's one thing they

        14         love and that's innovation and

        15         competition.  And we are here to

        16         help.  We are.  We're going to

        17         bring more of that, and that's

        18         good not only for -- that's

        19         basically a very good development

        20         for all media companies, because

        21         when you create the ability to

        22         have the same kind of digitally

         1         powered advertising you get so

         2         many benefits, you know,

         3         competition always helps

         4         consumers, and it gives

         5         advertisers better choices.

         6               But it, most important,

         7         allows the consumer experience

         8         watching video to have more

         9         relevant ads, less intrusive and

        10         interruptive ads.  Therefore,

        11         they're more valuable.  Therefore,

        12         more of the burden of cost of

        13         content goes to advertising rather

        14         than to people.

        15               Again, more competition,

        16     lower prices, better for consumers.

        17               MS. BLUMENSTEIN:  Randall,

        18         explain how these less intrusive

        19         ads are going to work, because

        20         they seem a bit intrusive, I have

        21         to say.  You're going to be able

        22         to target homes?  You're going to

         1         be able to pretty much know what

         2         people are watching and then use

         3         that data to --

         4               MR. BEWKES:  I think we

         5         should get the Google and Facebook

         6         people come up.

         7               MS. BLUMENSTEIN:  The last

         8         question is in a bit.

         9               MR. STEPHENSON:  How that

        10         works?  So we have in the market

        11         today an addressable advertising

        12         platform.  And we do have some

        13         unique viewership data on our

        14         platform.  You know, we have the

        15         largest video distribution

        16         platform in US right now.  So we

        17         have some unique viewership data.

        18               We anonymized that data.  We

        19         would never say, Rebecca, send

        20         Rebecca an ad.  But there are, you

        21         know, 25, 50 Rebeccas out there

        22         who have a certain viewership

         1         pattern.  And that viewership

         2         pattern informs what type of

         3         advertising that individual would

         4         find interesting and relevant to

         5         them, and so literally begin to

         6         direct and address advertising to

         7         a segment of the market that has a

         8         known viewing pattern or

         9         discernible viewing pattern.

        10               MS. BLUMENSTEIN:  And you

        11         think this will allow you to

        12         compete better with Facebook and

        13         Google, specifically.

        14               MR. STEPHENSON:  I think it

        15         will allow us to do a lot of

        16         things, specifically provide

        17         advertising that's more relevant

        18         to the user.  I think that's

        19         really, really important, and I

        20         think also it will allow us to

        21         defray the content cost ensuing,

        22         because content costs, in spite of

         1         what people write about this

         2         industry, they're not going down.

         3         The content costs continue to

         4         escalate.

         5               And if we really want to

         6         keep that retail price point in

         7         check and keep 20 million homes

         8         that are not on the system from

         9         growing dramatically over time we

        10         have to find ways to keep those

        11         prices down.

        12               MS. BLUMENSTEIN:  Jeff, I

        13         can't let you off the hook too

        14         quickly about the regulators.

        15         There seems to be a sense that

        16         maybe they erred in not attaching

        17         enough conditions to the Comcast

        18         merger.  And that's something that

        19         there's a sense out there that

        20         that's something that's going to

        21         hurt this merger.

        22               What's your view of this?

         1               MR. BEWKES:  I'm not an

         2         expert in that merger.  I think,

         3         if I understand this, and I may be

         4         not exactly right, the reporting,

         5         at that time, much of the

         6         condition on what they thought --

         7         what NBC or the content-side

         8         should should do in terms of

         9         making content available, that may

        10         be as much on what the distributor

        11         should do, I'm not sure about

        12         that.

        13               Do you know?

        14               MR. STEPHENSON:  Yeah, they

        15         actually -- well, the

        16         distributors, they were going

        17         after two things.  They were

        18         trying to remedy the vertical

        19         integration.  There were two

        20         concerns they had, that neutrality

        21         was a big one, there is.

        22               MR. BEWKES:  Yeah.

         1               MR. STEPHENSON:  And so they

         2         put conditions all over that thing

         3         to ensure that they preserved the

         4         principals of that neutrality.

         5         And the second was they wanted to

         6         protect the introduction of

         7         over-the-top content players.

         8               And so net neutrality, you

         9         guys from Google, you won, right?

        10         It's done.  We don't have to worry

        11         about that one, anymore.  The

        12         boogieman's gone, he's in a box,

        13         you won't have to worry about that

        14         neutrality anymore.

        15               As it relates to OTT, Jeff

        16         and I have talked and we've

        17         concluded that Netflix is probably

        18         going to be okay now.  They might

        19         make it.  We don't think it's

        20         necessary to protect the OTT guys

        21         that much anymore.

        22               So the two issues that were

         1         really relevant and critical six

         2         years ago are largely they're kind

         3         of matured and they've aged and

         4         they're kind of not as relevant

         5         now.

         6               MR. BEWKES:  If you don't

         7         take it from us, Reed was here

         8         last month and he said he was

         9         fine.

        10               MR. STEPHENSON:  He said he

        11         was fine as long as the broadband

        12         connection was the same for him as

        13         for everybody else, and that's net

        14         neutrality, that's what net

        15         neutrality is.

        16               MS. BLUMENSTEIN:  In the

        17         options market this morning placed

        18         a 29 percent chance of this deal

        19         going through.  Are the markets

        20         just pessimistic?

        21               MR. BEWKES:  Obviously we

        22         think so or else would we still be

         1         sitting here?

         2               MR. STEPHENSON:  I think the

         3         markets are too pessimistic.  I

         4         wish I could buy Time Warner stock

         5         in advance, I would probably buy

         6         some.  I feel pretty good about --

         7         about this deal.  Once it gets

         8         into the hands of the regulators

         9         the filings are done, the

        10         professionals, who actually do

        11         these things for a living, get

        12         into it, I think the data and the

        13         law will dictate how this deal was

        14         handled.

        15               MS. BLUMENSTEIN:  You made a

        16         call that didn't go so well with

        17         T-Mobile.  Does this -- I mean,

        18         would you say that --

        19               MR. STEPHENSON:  You're just

        20         bringing all kinds of pleasant

        21         issues up, aren't you?

        22               MS. BLUMENSTEIN:  It's my

         1         job.

         2               MR. STEPHENSON:  Let's go

         3         back to AOL.  Let's go back to

         4         AOL, okay?

         5               (Laughter)

         6               MS. BLUMENSTEIN:  Would you

         7         say the regulatory risk of this

         8         deal, you talked about it, I guess

         9         it came together quickly, but for

        10         a couple of months was that the

        11         biggest call you had to make, is

        12         your lawyer the person who this

        13         came down to, is this something

        14         that you would say is a close

        15         call?

        16               MR. STEPHENSON:  Look, this

        17         is not T-Mobile close.  T-Mobile

        18         was a classic horizontal merger.

        19         We actually thought, based on the

        20         way the DOJ had defined the market

        21         in multiple transaction, before,

        22         that even that horizontal merger

         1         would be good, but that was -- we

         2         knew, going in, that one was a

         3         high-risk deal, that's why they

         4         had such a breakup deal because

         5         the company was requiring high

         6         risk.

         7               So we knew going in that

         8         that one had a lot of risk around

         9         it, because it was a classic

        10         horizontal merger.  You were

        11         taking a competitor, a nationwide

        12         competitor, out of the

        13         marketplace.

        14               Recognize, this one, you

        15         can't even compare the two.  This

        16         is, once again, a vertical merger.

        17         No -- no competitive environment

        18         is changing, in the least, here.

        19         The media competitive environment

        20         is not changing, the Telecom

        21         market is not changing.

        22               MS. BLUMENSTEIN:  I want to

         1         talk a bit about how the deal came

         2         together.  Apparently, you both

         3         had lunch and you brought it up to

         4         Jeff.  You were a bit surprised.

         5         You both come from very different

         6         cultures and companies and, Jeff,

         7         I guess the question is to you, I

         8         mean, obviously 20th Century Fox

         9         tried to -- tried to buy you a

        10         couple years ago and you said no.

        11               What -- what was different

        12         when Randall asked?

        13               MR. BEWKES:  Well, what we

        14         were -- you know, time got us on,

        15         first of all.  Secondly, the Fox,

        16         Time Warner or any kind of media

        17         horizontal, that's a horizontal

        18         merger, it has not only different

        19         issues, including regulatory ones

        20         involved in it, it also, because

        21         of that, doesn't provide the kind

        22         of resource and capabilities

         1         changes either to Fox or to us

         2         that something like this would.

         3               So I think the difference,

         4         now, is -- and you could do this

         5         in light of our Time Warner Cable

         6         spin, as well, seven/eight years

         7         ago, what you have now, we all

         8         know this, and it's, you know, I'm

         9         -- for me, saying it to all of

        10         you, you're out here living in the

        11         digital world, very cleanly, you

        12         got the distribution platforms or

        13         the distribution pipes becoming

        14         not dumb, smarter all the time.

        15               And so everything needs to

        16         be seamless across the in-home

        17         television, the mobile device

        18         going out the house, you got to

        19         have that, we all know you have to

        20         have much better curation,

        21         navigation, recommendation, easy

        22         ability to find things, because

         1         with that you need full view ID of

         2         broadband enables you to have, and

         3         all of that in the evolution of

         4         the distribution platform means

         5         that there's much more ability to

         6         customize off for us, either what

         7         you offer to subscribe to, what

         8         product, individually, you might

         9         want to look at, because there's

        10         more and more of it all the time,

        11         how the advertising works to

        12         support it, which is no longer

        13         point to mass, you know, you buy a

        14         30 and a -- you know, for five

        15         million people watching something

        16         when some advertisers can do it

        17         for the advertiser for particular

        18         people that are interested in that

        19         product.

        20               So with all of those changes

        21         what we all needed in the media

        22         business, and I think it's true of

         1         all media network companies, is we

         2         need the distribution industry to

         3         be more capable in bringing those

         4         benefits to network TV and even

         5         movie releases and all of that,

         6         and that's what AT&T offers, that

         7         huge scale of direct selling

         8         platform, direct customer

         9         relationships, consumer data about

        10         what people want, for both content

        11         origination and delivery, and also

        12         for advertising support, all

        13         better for consumers, you all know

        14         that, that's what occurs at

        15         Google, Facebook, YouTube,

        16         Netflix, et cetera.

        17               So that's what the advantage

        18         of this is, that time has come.

        19         Now, that doesn't mean that every

        20         media network company needs to be

        21         co-owned and operated with

        22         distribution plants, because if

         1         you have this kind of change in

         2         the distribution ecosystem what we

         3         think is going to happen, and

         4         Randall said at the beginning, we

         5         don't want network packages that

         6         are reduced to our networks and

         7         not -- there's people that are

         8         interested in T&T are interested

         9         in FX.  They tend to like those

        10         shows.  If they like HBO they like

        11         Netflix and Showtime.

        12               So we want the right

        13         packages for consumers.  And we

        14         think what this will do is cause

        15         adoption of other network

        16         companies to do what we've tried

        17         to do, we didn't get followed in

        18         terms of consumer benefits as much

        19         as we'd hoped, and it will have

        20         the other distribution platforms

        21         make the same innovations because

        22         if they don't the consumers are

         1         the ones who are in charge of all

         2         this, and they're going to get

         3         what they want.

         4               And if the media business,

         5         with its distribution, doesn't

         6         give it then they are going to get

         7         it through the next industry.

         8         And,  you know, that's the, quote,

         9         tech industry also very helpful in

        10         terms of the innovations that

        11         they've brought to this, but we

        12         all know they're all coming

        13         together.  I mean, that's why

        14         we're doing it.

        15               MS. BLUMENSTEIN:  Randall,

        16         before we go to questions I just

        17         have to ask you about culture and

        18         some execution.  You have come up

        19         from your very working days to a

        20         phone company.  You have

        21         installers, and you have calling

        22         centers, and Time Warner is a very

         1         different culture.

         2               MR. BEWKES:  We have a call

         3         center.  We have a call center.

         4               MS. BLUMENSTEIN:  How are

         5         you -- how are you -- I mean, Time

         6         Warner's creative, are you going

         7         to be committed to keeping it a

         8         separate unit?  You're -- you're

         9         not going to interfere with calls

        10         and Game of Thrones and CNN?

        11         You're going to --

        12               MR. STEPHENSON:  He does

        13         want to do the casting on Game of

        14         Thrones.  He told me that.

        15               JEFF;  I know Richard's

        16         here, this is going to be a little

        17         awkward.  We have a guy that runs

        18         the network that I think would be

        19         great at running HBO.  And so I

        20         think --

        21               MS. BLUMENSTEIN:  You mean

        22         the phone network, then?

         1               MR. STEPHENSON:  No, look, I

         2         understand, I'll be the first to

         3         tell you, I've never run a movie

         4         studio.  I don't know the first

         5         thing about it, and I've never run

         6         a premium content delivery

         7         company, like HBO.  I don't know

         8         the first thing about it.

         9               And so we will be conscious

        10         and thoughtful about how we

        11         organize this, and the way it will

        12         be organized is Time Warner will

        13         be a wholly-owned, separate

        14         subsidiary of AT&T, that's just --

        15         that's how we'll structure it, and

        16         we'll have the experts that know

        17         how to run these businesses

        18         running these businesses.

        19               We'll have to figure out the

        20         management art and even the

        21         management science on how to

        22         affect these issues that we're

         1         talking about, how do we allow our

         2         viewership data to begin to

         3         influence content creation,

         4         Richard?  And how do we begin to

         5         use that data on content that has

         6         been created?  How do we direct it

         7         and promote it to the right

         8         audiences and so forth?  How do we

         9         use that data to begin to inform

        10         and actually affect the

        11         advertising avails that are within

        12         the Turner Network?

        13               I mean, there's so many

        14         advertising avails in there that

        15         as we get really good and targeted

        16         at addressable advertising we

        17         think we can change the yield on

        18         advertising within Turner

        19         Networks.

        20               And so there's going to be a

        21         management challenge on how do you

        22         affect that, right?  And how do

         1         you put mechanisms in place to

         2         cause that to happen.

         3               I feel really confident

         4         that's a logistical -- we've done

         5         harder logistical issues than

         6         that, before, with difficult

         7         organizational challenges.

         8               So I -- look, I know there

         9         are different cultures and we'll

        10         be protective of the cultures to

        11         ensure we don't destroy the

        12         business.  But I am not that

        13         concerned that we can't manage

        14         through it.

        15               MS. BLUMENSTEIN:  And I

        16         think you're heading over to the

        17         movie studio, after this, I

        18         understand?

        19               MR. STEPHENSON:  That's

        20         right.  I'm going to unbutton my

        21         shirt, like Richards, over there.

        22               MS. BLUMENSTEIN:  I would

         1         like to open it up to questions,

         2         if there are any.  I see one right

         3         here in the front.  There's a mic.

         4         Please identify yourself.

         5               MR. SANDS:  Hi, my name is

         6         Christian Sands, I'm the strategy

         7         of Sky Catch.  I think the

         8         strategy is sound, very simple,

         9         very smart, premium content for

        10         mobile, excellent.

        11               What is Time Warner and AT&T

        12         going to do to amplify their

        13         infrastructure or to get to more

        14         homes more places?

        15               MR. STEPHENSON:  So I'll

        16         take that, Jeff.  You can add on.

        17               But look, one of the

        18         fundamental underpinnings of this

        19         deal, the reasons I can get so

        20         enthusiastic about it, this is

        21         three, five years downstream, but

        22         we are in an all-out push of

         1         getting the standard set around

         2         5G, around getting the vendor

         3         community going on 5G.

         4               Where our software defined

         5         networking technology is ramping

         6         and is scaling, which is critical

         7         for scaling content delivery at

         8         the level we're talking about

         9         doing here, when 5G is up and

        10         deployed it becomes a nationwide

        11         platform of video delivery,

        12         period.  Hear me on this.  This is

        13         a one gig network capability --

        14               MS. BLUMENSTEIN:  When is

        15         that?

        16               MR. STEPHENSON:  -- that is

        17         wireless and mobile.

        18               What is that?

        19               MS. BLUMENSTEIN:  When is 5G

        20         up?

        21               MR. STEPHENSON:  We'll be

        22         deploying in 2018.  And they'll

         1         scale, probably, in the 2019, 2020

         2         time horizon.  But this is

         3         exciting, all right?  And it's

         4         exciting for content, it's

         5         exciting for video delivery, but

         6         it's exciting for autonomous

         7         cards.

         8               The guys at Zooks need 5G to

         9         get autonomous cars on the roads

        10         in San Francisco by 2020.  It's

        11         really important.  Virtual

        12         reality, you guys working on

        13         virtual reality and augmented

        14         reality, you need this for that,

        15         you guys working on health care

        16         applications, and so forth, you

        17         need 5G, low latency, really fast

        18         networks with high capacity,

        19         that's -- I got to tell you,

        20         that's one of the reasons I get

        21         most enthusiastic about what we're

        22         trying to put together here.

         1               MS. BLUMENSTEIN:  Any other

         2         questions?  Right in the back,

         3         there.

         4               >> (Inaudible) Now, would

         5         there be an alternative to see how

         6         direct TV, you wouldn't

         7         necessarily need a satellite dish,

         8         you would actually get the

         9         content.  And now you, Sterling,

        10         spoke about offering $35 over 100

        11         channels, it's really exciting to

        12         see the portfolio of apps that you

        13         have, now, bringing in HBO Go, HBO

        14         Now, how do you actually look at

        15         the portfolio of apps, because you

        16         have so many ways to distribute

        17         the content, and how will that

        18         affect, certainly, pricing

        19         packages as well as the

        20         distribution across cities and the

        21         way consumers connect as to

        22         content?

         1               MR. STEPHENSON:  Okay, it's

         2         a good question, because -- look,

         3         I -- for a long time there are

         4         going to be households, like many

         5         of you in this room, where you

         6         need three 80-inch screens in your

         7         house, streaming 4K, you know,

         8         into your home.  You're a heavy

         9         video centric, sport centric

        10         content consumer, and multiple

        11         streams, satellite delivery is

        12         going to be the vehicle for that,

        13         for a long, long time, all right?

        14         I -- just for that kind of

        15         distribution it's going to be hard

        16         the amounts of bandwidth, okay?

        17               You start working down,

        18         there's going to be different

        19         segments of the market you deliver

        20         that content differently, okay?  I

        21         do believe, you know, in the

        22         future, that one of the

         1         pre-premium means for delivering

         2         content will be with out set top

         3         boxes, be web, all right?  As the

         4         web continues to get integrations

         5         go down, that starts to get really

         6         exciting, because take it to its

         7         extreme, Direct TV Now, $35.

         8               How do you get to a $35

         9         price point with the prices these

        10         guys charge for content, right?

        11         The way you get there is you don't

        12         have a satellite dish on a hooked

        13         roof, you don't have a technician

        14         going out and spending four hours

        15         to install it, you don't have a 5,

        16         6, 7 hundred dollar set top box.

        17               You go to the web, you

        18         download an app, you subscribe and

        19         you're streaming Direct TV Now and

        20         all of the content that these guys

        21         provide.

        22               That's a radical concept,

         1         right?  That's how costs come down

         2         dramatically and that's how you

         3         hit a $35 price point in the

         4         marketplace.

         5               So it's going to be a wide

         6         range of offerings, some wireless

         7         only, some satellite, some in

         8         between.

         9               MS. BLUMENSTEIN:  Jeff, how

        10         do you feel about getting back

        11         into the cable business?

        12               MR. BEWKES:  It's great.

        13         We've been working with and trying

        14         to evolve the cable and all the

        15         other distribution businesses for

        16         30 years.  So we are always on

        17         that game.  We're always trying to

        18         do that.

        19               MS. BLUMENSTEIN:  So you're

        20         serious about forming a competitor

        21         to cable, a nationwide competitor

        22         to cable?

         1               MR. STEPHENSON:  I can't

         2         tell you -- I border on

         3         evangelical about it, all right?

         4               MR. BEWKES:  You can hear

         5         that.

         6               MR. STEPHENSON:  This is the

         7         most exciting thing I've been a

         8         part of in a long time and I can't

         9         wait.

        10               MS. BLUMENSTEIN:  More

        11         questions?  This is my friend,

        12         Oren.  Here comes the mic.

        13               OREN:  Thank you, Oren

        14         Michaels, from Cloudery.

        15               Twenty years ago next year

        16         David Eisenberg wrote The Rise of

        17         the Stupid Network.  He was an

        18         employee of AT&T and was fired for

        19         writing it, very impressions, and

        20         Warren begins content company,

        21         essentially, at the time, twisting

        22         themselves into pretzels to

         1         optimize for the parent company's

         2         network quality independence, were

         3         more nimble and able to take

         4         whatever network they wanted.

         5               Most of the people in this

         6         room are now moving to the cloud,

         7         where we're getting out of the

         8         business of owning our own atoms

         9         and dealing with our bits.

        10               Why are you guys, through --

        11         going in the exact opposite

        12         direction when everybody seems to

        13         want to not own the hardware if

        14         they're -- if they're creating the

        15         -- the value on top?

        16               MR. STEPHENSON:  You go

        17         ahead.

        18               MR. BEWKES:  So your premise

        19         or his seems to be that at that

        20         time the content companies he was

        21         looking at were changing either

        22         what they did or where they put it

         1         in order to serve whoever their

         2         vertical, that was it.

         3               OREN:  The network area has

         4         limitations federally in

         5         distribution.

         6               MR. BEWKES:  Yeah, well, I

         7         think the difference with that,

         8         because that would be bad for the

         9         content, whether it was the Fox

        10         content or ours, what -- what --

        11         you know, one owned or one not.

        12               The problem now, and if you

        13         go and look at -- and I'm sure

        14         many of you in internet-based

        15         companies tried to do this, when

        16         you innovate with media rights you

        17         encounter the fact that media

        18         rights are pretty complicated in

        19         video because there are Windows

        20         and there's all these things that

        21         you've all seen, that's why it's

        22         been hard to innovate in media

         1         because it's kind of difficult to

         2         get an innovation in and then have

         3         it get applied essentially

         4         universally, across an entire

         5         suite of networks, or to break up

         6         network groupings and so forth.

         7               I don't think that is what

         8         we're looking at, here.  We're

         9         certainly not, in our case, and

        10         you've said it and I've said it,

        11         we both know this, we would never,

        12         in our media business at Time

        13         Warner, and we have never did,

        14         including in the AOL days,

        15         restrict or change what we're

        16         doing in either the innovation of

        17         our distribution for our content,

        18         how our content works, the form of

        19         the content, we always wanted to

        20         be maximally delivered by every

        21         kind of distribution.

        22               What this is about is

         1         catalyzing that, not restricting

         2         it, it would be idiotic to

         3         restrict it.

         4               MR. STEPHENSON:  And to

         5         perhaps challenge the fundamental

         6         premise of your statement, that as

         7         you begin to push more and more

         8         content to the cloud that it

         9         requires less and less in terms of

        10         smartness, if you will, out of the

        11         network, it's the opposite, in

        12         fact, we're experiencing just the

        13         opposite.

        14               The more you guys push more

        15         and more into the cloud the more

        16         it's requiring greater and greater

        17         intelligence out of the network.

        18               And one could argue, wow,

        19         shouldn't you be commoditizing the

        20         network the more you get into the

        21         cloud?  No.  The more companies

        22         that are putting mission critical

         1         capabilities into the cloud the

         2         more it scares the hell out of

         3         them on security, the more it

         4         worries them about quality of

         5         service, all right?

         6               You just run some of these

         7         mission critical applications over

         8         the open internet you're not going

         9         to like it.

        10               We have a product, and

        11         you'll see it as it relates to

        12         what we're going to be doing here

        13         together, called Net Bond.  It was

        14         created and invented and patented

        15         just for this purpose, because

        16         people want to put stuff in the

        17         Amazon cloud, mission critical

        18         information, applications, compute

        19         and so forth, they say, but I'm

        20         scared to death of it, I need

        21         security.

        22               And so we have created Net

         1         Bond and we have bonded every

         2         major cloud provider, Amazon,

         3         Microsoft, Azure, salesforce.com,

         4         I can go on and on and on, to

         5         ensure that our customers, when

         6         they take a smart phone out of

         7         their pocket and go to access an

         8         application or data in the cloud

         9         it never touches the public

        10         internet, that is their number one

        11         requirement.

        12               That's what this product is,

        13         it is exploding.  Connections of

        14         Net Bond are up 4X this year.  The

        15         traffic over Net Bond, connections

        16         are up 4X, the traffic is up 8X,

        17         that tells you how much people are

        18         concentrating mission critical

        19         applications.

        20               We go to 5G and we -- that

        21         -- our Direct TV Now is a

        22         cloud-based platform for

         1         delivering content, all right?

         2         You can't just do that over the

         3         open internet.  There have to be

         4         elements of it that you control

         5         end-to-end, the CEN has to be on

         6         your control.

         7               There's a sophistication in

         8         delivering this, and a true what I

         9         would call cable-like experience.

        10         And so I would suggest to you the

        11         more you push elements into the

        12         cloud the more sophisticated and

        13         smart the networking elements have

        14         to become.

        15               MS. BLUMENSTEIN:  Well,

        16         unfortunately we're out of time.

        17         Thank you both so much for coming,

        18         it's a fascinating topic.

        19               MR. STEPHENSON:  Thank you

        20         very much.

        21               MR. BEWKES:  Thank you.

        22         Appreciate it.

         1               (Concluded at 2:27 p.m.)

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T's and Time Warner's filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger.  STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC's website, http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.
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AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T's 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner's 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC.  These documents will be available free of charge from the sources indicated above.